[China Recycling Energy Corporation]

May 16, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:  Mara L. Ransom, Assistant Director

    Lisa Kohl, Staff Attorney

Re:	China Recycling Energy Corporation
Resale Form S-3/A (No.2) Registration Statement
File No. 333-179628

Dear Ms. Kohl:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, China Recycling Energy Corporation (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above- referenced Resale Registration Statement and declare such Resale Registration Statement effective as of 2:00 p.m. EDT, on May 18, 2012, or as soon thereafter as practicable. The Company also requests that the Commission specifically confirm such effective date and time to the Company and the undersigned.

In connection with the acceleration request, the Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Thomas Wardell at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593 at McKenna Long & Aldridge LLP.

Very truly yours,

/s/ David Chong
David Chong
Chief Financial Officer and Secretary